EXHIBIT 99.1

BrainsWay Presents First SWIFT™ Accelerated Deep TMS 12-Month Durability Data at Clinical TMS Society Annual Meeting

Preliminary Data Analysis Reveals Over 80% Remission Rate One Year after Accelerated Deep TMS Treatment, with Decline in Severe Functional Impairment from 85% to 0%

BURLINGTON, Mass. and JERUSALEM, June 09, 2026 (GLOBE NEWSWIRE) -- BrainsWay Ltd., a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the presentation of new prospective 12-month durability data demonstrating sustained clinical benefits following accelerated Deep Transcranial Magnetic Stimulation (Deep TMS™) for Major Depressive Disorder (MDD).

The findings were recently presented in a poster by Colleen Hanlon, PhD, Vice President of Medical Affairs for BrainsWay, at the 14th Annual Clinical TMS Society (CTMSS) Meeting which was held on June 4-6, 2026. The data represented outcomes from the first multisite, randomized, controlled trial evaluating the long-term outcomes of BrainsWay’s SWIFT™ protocol, an FDA-cleared Deep TMS protocol which reduces the number of clinic visits in the acute phase by 70% in comparison to the traditional standard protocol.

Key Findings:

  Over 80% of patients treated with the SWIFT™ protocol were in remission through the 12-month follow-up period, based on clinician-rated assessments.
  Among those that received the SWIFT™ protocol, the percent of patients with severe functional impairment decreased dramatically from 85% at baseline to 0% at 12 months, supporting the real-world impact of Deep TMS on work performance, social engagement, relationships, and overall well-being.
  Less than 25% of patients had a change in their prescribed medication or another course of TMS within the 12-month period to treat their depression.
  The durable remission, response, and quality of life changes with the SWIFT™ protocol were also present in the group that received standard once a day Deep TMS, highlighting the overall durability of the Deep TMS technology for treating depression.

"The ability to achieve rapid symptom relief is important, but durability is what ultimately matters to patients, families, and providers," said Colleen Hanlon, PhD, Vice President of Medical Affairs at BrainsWay. "This study demonstrates that the benefits of the SWIFT™ Deep TMS protocol extend well beyond the acute treatment phase. As the first prospective, randomized controlled trial to evaluate one-year durability of both conventional and accelerated Deep TMS, these findings open a new era of access and options to patients and providers seeking to change the long-term trajectory of depression."

The new prospective study followed patients that had enrolled in BrainsWay's original FDA pivotal non-inferiority trial which had compared the SWIFT™ accelerated protocol (5 sessions per day for 6 half days, followed by 4 weekly follow up visits) with BrainsWay’s standard Deep TMS protocol (1 daily session, 5 days per week over 4 weeks, followed by 2 daily sessions per week for 2 weeks ). Of the 89 patients that had completed the original pivotal trial (Phase 1), 73% (65 patients) consented to participate in this new one-year durability trial (Phase 2). These participants were evaluated at 3, 6, 9, and 12 months using clinician-rated and patient-reported outcome measures.

The durability study outcomes build upon the previously reported pivotal trial results that supported FDA clearance of the BrainsWay SWIFT™ protocol for the treatment of Major Depressive Disorder in September 2025. Together, the data demonstrates both rapid antidepressant effects and sustained long-term outcomes, without the need for neuronavigation equipment.

"These results reinforce the strength of the clinical evidence supporting Deep TMS and the value of accelerated treatment protocols for patients seeking meaningful relief from depression," said Hadar Levy, Chief Executive Officer of BrainsWay. "Demonstrating sustained remission and functional recovery over a full year represents an important milestone for the field and further validates our commitment to advancing innovation in mental healthcare."

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with operations in the United States and Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “targets,” “believes,” “hopes,” “potential” or similar words, and also includes any financial guidance and projections contained herein. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Historical results or conclusions from scientific research and clinical studies – especially preliminary data from a conference poster presentation such as that reflected in this press release which remains subject to peer-review – do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure to realize anticipated synergies and other benefits of the proposed transaction; the failure of our investments in management services organizations and/or other clinic-related entities to produce profitable returns; inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:

Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:

Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com